SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

PANDION THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Panama Merger Sub, Inc.

a wholly-owned subsidiary of

Merck Sharp & Dohme Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,880,984,400.00	$205,215.40

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Pandion Therapeutics, Inc. (“Pandion”), at a purchase price of $60.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of March 1, 2021 (the most recent practicable date): (i) 29,515,583 shares of Pandion common stock were issued and outstanding, (ii) 1,823,181 shares of Pandion common stock were subject to outstanding Pandion stock options and (iii) a warrant to purchase an aggregate of 10,976 shares of Pandion common stock was outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $205,215.40	Filing Party: Panama Merger Sub, Inc. and Merck Sharp & Dohme Corp.
Form or Registration No.: Schedule TO-T	Date Filed: March 4, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 4, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Panama Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pandion Therapeutics, Inc., a Delaware corporation (“Pandion”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1-9; 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., New York City Time, on March 31, 2021 (such date and time, the “Expiration Time”), and was not extended. The Depositary has advised that, as of the Expiration Time, 27,770,123 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 88.6% of the sum of (a) all Shares then outstanding at the Expiration Date and (b) all Shares that Pandion would be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares (including all then outstanding Pandion stock options and any outstanding warrant to purchase Shares), regardless of the conversion or exercise price or other terms and conditions thereof. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted, and has stated that it will as promptly as practicable on or after the Expiration Date pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of Pandion. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into Pandion, with Pandion surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding (other than (i) Shares held in the treasury of Pandion or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) was cancelled and converted into the right to receive an amount of cash equal to the Offer Price, without interest and less any applicable tax withholding. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on April 1, 2021, and will be delisted from Nasdaq and deregistered under the Exchange Act.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(A)	Press release issued by Merck & Co., Inc., dated April 1, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Panama Merger Sub, Inc.

By:	/s/ Rita Karachun
	Name:	Rita Karachun
	Title:	President

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel
	Name:	Sunil A. Patel
	Title:	Senior Vice President, Corporate Development

Date: April 1, 2021